11016364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-65699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tiberius Qualified Master Fund Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Walker, P.O. Box 265GT, Walker House
(No. and Street)

Georgetown	Grand Cayman	Cayman Islands
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Peduzzi 1-412-880-5180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10

OATH OR AFFIRMATION

I, _________Joseph Peduzzi____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________The Tiberius Qualified Master Fund Ltd.____, as of ____________________________December 31___, 2010_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
The Tiberius Qualified Master Fund Ltd.

We have audited the accompanying statement of assets and liabilities of The Tiberius Qualified Master Fund Ltd, (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Tiberius Qualified Master Fund Ltd, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2011

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES
(Expressed in U.S. Dollars)

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 402,060
Due from broker	2,066,772
Investments in securities at fair value	287,588
Investments in non-marketable security	100,000
Due from affiliate	50,195
Other assets	444,305
Dividends and short stock rebates receivables	813
TOTAL ASSETS	3,351,733

LIABILITIES AND NET ASSETS

LIABILITIES	
Securities sold short at fair value	1,252,781
Payable to redeeming shareholders	185,852
Accrued expenses	17,041
TOTAL LIABILITIES	1,455,674
NET ASSETS	$ 1,896,059

Net asset value per share based on net assets of $1,896,059 and 2,827.67 shares outstanding	$ 670.54

The accompanying notes are an integral part of this statement.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO STATEMENT OF ASSETS AND LIABILITIES
(Expressed in U.S. dollars)

DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

The Tiberius Qualified Master Fund Ltd. (the "Company", or "Master Fund") was incorporated under the laws of the Cayman Islands, British West Indies, on November 15, 2002 and commenced operations on January 9, 2003. The Master Fund is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange (the "Exchange"), acting as an options principal market-maker. The Master Fund executes its transactions off the floor of the exchange. TF Asset Management LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of New York, United States of America, is the investment manager of the Master Fund. The Company operates on a fully disclosed basis through its clearing broker, Merrill Lynch Professional Clearing Corp. ("ML"). The clearing and depository operations for the Company's proprietary transactions are performed by ML pursuant to the clearance agreement.

The Master Fund operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Master Fund. The Master Fund's shareholders are collectively referred to as the "feeder funds". At the beginning of the year, the Company served as master fund to three feeder funds which subsequently merged into a single surviving feeder fund, The Tiberius Fund LLC, effective January 1, 2010.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with ML are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities, and the related income and expenses, are recorded on a trade-date basis. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles ("GAAP") generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates. All amounts are expressed in U.S. dollars.

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net loss on investments in the statement of operations.

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore the shareholders of the Master Fund report their share of the income and loss on their individual United States income tax returns. The Master Fund is not subject to income taxes in the Cayman Islands and, accordingly, no provision for income taxes is recorded in these financial statements.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy). SFAS 157 requires the Partnership to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Master Fund's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. Securities owned by the Master Fund include both Level 1 and Level 3 securities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The accompanying condensed schedule of investments currently consists of securities of companies whose principal offices are located in the United States.

The industry classifications included in the condensed schedule of investments represent the manager's belief as to the most meaningful presentation of the classification of the Master Fund's investments.

3. CASH AND CASH EQUIVALENTS

The company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $402,060 being held in certificates of deposit and money market funds.

4. DUE FROM BROKER

The Master Fund has an agreement with ML, a brokerage firm that has custody of the Master Fund's securities and, from time to time, cash balances.

These securities and/or cash positions serve as collateral for any amounts due to ML as well as collateral for securities sold short or securities purchased on margin.

The fund is subject to credit risk if ML is unable to repay balances due, or to deliver securities in its custody. Management monitors the broker's financial condition, and does not anticipate any losses from this counterparty.

The Master Fund has invested in a joint back office with the above clearing broker in order to use ML's capital to meet its margin requirements.

5. PROVISION FOR INCOME TAXES

The Master Fund is not required to pay income taxes on income or gains. The Master Fund obtained an undertaking from the Cayman Islands authorities which provides, for a period of 20 years from the date such undertaking was issued, an exemption from any taxes thereafter enacted. The Fund has elected to be classified as a partnership for U.S income tax purposes.

(Expressed in U.S. dollars)

5. PROVISION FOR INCOME TAXES (continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

6. FAIR VALUE MEASUREMENTS

The Fund's assets and liabilities recorded at fair value are categorized below based on a fair value hierarchy in accordance with SRAS No. 157 (ASC 820) at December 31, 2010. See Note 2 for a definition and discussion of the Fund's policies regarding this hierarchy.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments in Securities:				
Common Stock	$269,691	$169,691		$100,000
Call Option Contracts	105,085	105,085		
Put Option Contracts	12,812	12,812		
Total	$387,588	$287,588	$0	$100,000
% of Total	100.00%	74.20%	0.00%	25.80%
Liabilities				
Securities sold short:				
Common Stock	$1,237,798	$1,237,798		
Call Option Contracts	5,770	5,770		
Put Option Contracts	9,213	9,213		
Total	$1,252,781	$1,252,781	$0	$0
% of Total	100.00%	100.00%	0.00%	0.00%

(Expressed in U.S. dollars)

6. FAIR VALUE MEASUREMENTS (continued)

Included in the financial statements is the investment in Esmark, Inc., classified as Level 3, which is being valued by the Master Fund at fair value of $100,000. The valuation is based on verification of the Master Fund's long position in Esmark, Inc. and the market price of the stock at year end. Esmark, Inc. is a non-marketable security with a one year maturity.

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2010:

	Assets
Level 3 Balance – December 31, 2009	$ -
Purchase	100,000
Level 3 Balance – December 31, 2010	$ 100,000

7. SECURITIES SOLD SHORT

Securities sold short may give rise to off-balance sheet risk. The Master Fund may sell a security it does not own in anticipation of a decline in the fair value of the security. When the Master Fund sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Master Fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Master Fund has recorded this obligation in the financial statements at the December 31, 2010 fair value of these securities. There is an element of risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the obligation reflected on the statement of assets and liabilities.

8. DERIVATIVE CONTRACTS

In the normal course of business, the Fund enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Fund's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Fund. The Fund's derivative trading activities involve the purchase and sale of exchange-traded and over the counter futures and option contracts. The Fund records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

(Expressed in U.S. dollars)

8. DERIVATIVE CONTRACTS (continued)

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Fund's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

9. SECURITY CONCENTRATION

Investments in securities are comprised of nineteen security positions. The investment concentration is summarized as follows:

	FMV	% of Net Assets
Net Assets	$ 1,896,059	
Concentrated Securities:		
iShares Dow Jones US Real Estate	402,912	21.25%
SPDR Select Sector Fund Financial	326,975	17.24%

10. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Investment Manager (TF Asset Management LLC ("TFAM")) receives a management fee, calculated and payable monthly in arrears equal to 1/6th of 1% (2% per annum) of the Master Fund's net assets.

TFAM is also entitled to an incentive fee equal to 20% of the economic gain of the Master Fund, determined at the end of the year. There was no incentive fee in 2010, due to the carryover of losses reported by the Master Fund. Subsequent incentive fees will be affected by the carryover of the losses from 2009 and prior years.

Beginning in January 2010, a one year service fee agreement was signed by the Master Fund and TFAM whereby, in exchange for having its own trading account in the Master Fund and having the ability to use the capital in the Master Fund, TFAM would pay a monthly service fee to the Master Fund of $5,175.00. Such pro-rated fee has been paid on a monthly basis in arrears.

Included in other assets is a loan receivable from another related entity. The loan, in the amount of $234,193 matured on April 30, 2010 and was extended to December 31, 2010 with interest at the rate of 5.00% per annum. The financial statements include $5,744 of interest income relating to this loan. (see Note 16)

(Expressed in U.S. dollars)

11. SHAREHOLDERS' NET ASSETS

Shareholders' net assets consist of the following components at December 31, 2010:

Participating shares - $.01 par value; nonvoting, authorized 4,999,990 shares; issued and outstanding 2,827.67 shares; net asset value $1,896,059.

Management shares - $.01 par value, voting nonparticipating; authorized 10 shares, issued and outstanding 1 share.

The net asset value per share at December 31, 2010 was $670.54.

12. ADMINISTRATOR

Fulvio and Associates LLP (the "Administrator") has been appointed administrator and performs certain administrative and clerical services for the Master Fund. For its services, the Administrator receives a fee paid out of the Master Fund's assets based upon the nature and extent of services performed. Two of the directors of the Master Fund are affiliated with the Administrator.

13. FINANCIAL HIGHLIGHTS

The information presented below represents the financial highlights applicable to the non-managing Shareholder class of the Fund taken as a whole.

Per share operating performance (for a share of capital stock outstanding throughout the year):

Net asset value at beginning of the year	$649.55
Increase due to capital share transactions	23.16
Net investment loss	(294.46)
Net trading income	292.29
Total loss from operations	(2.17)
. Net asset value at end of year	$670.54
Total return before performance fee	. 083%
Performance fee	0
Total return after performance fee	.083%

(Expressed in U.S. dollars)

13. FINANCIAL HIGHLIGHTS (continued)

Total return is calculated for the non-managing Shareholder class taken as a whole. An individual investor's return may vary from these returns based on the timing of capital subscriptions and redemptions

Supplemental Data:

Ratio to non-managing Shareholder average net assets (non-managing Shareholder's equity):

Expense Ratios:	
Operating expenses	45.36%
Interest	1.25%
Short dividends	1.15%
Total expenses	47.76%
Net investment loss	(44.91)%

The ratios shown above are calculated for the non-managing Shareholder class taken as a whole. The ratio for an individual investor may vary from these ratios based on the timing of capital subscriptions and redemptions.

14. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

15. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,067,527, which exceeded the minimum requirement of $100,000 by $967,527. The Company's ratio of aggregate indebtedness to net capital ratio was .19 to 1.

16. SUBSEQUENT EVENTS

Events have been evaluated for the period January 1, 2011 through February 23, 2011, the date that these financial statements were available to be issued. During that time, there were capital contributions of $113,500 and capital withdrawals of $118,577. In addition, the loan receivable from related party (see Footnote 10) has been extended to December 31, 2011.